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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)*

                        Consumer Portfolio Services, Inc.
                        ---------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------

                         (Title of Class of Securities)

                                   210502 100
                                   ----------
                                 (CUSIP Number)

   Charles E. Bradley, Sr.; c/o Stanwich Partners, Inc., 62 Southfield Avenue,
        One Stamford Landing, Stamford, Connecticut 06902; (203) 325-0551
        -----------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  March 1, 2001
                                  -------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240..13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D
CUSIP No. 210502 100                  13D                      Page 2 of 7 Pages

________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Charles E. Bradley, Sr.
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
     OO (See Item 3, infra)
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
     United States of America
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         675,297
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           2,698,880
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           11,338
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    3,362,839
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     3,581,667
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
     18.3%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
     IN
________________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

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ITEM 1. SECURITY AND ISSUER.

         This filing relates to the common stock (the "COMMON STOCK") of the following issuer (the "ISSUER"):

                            Consumer Portfolio Services, Inc.
                            16355 Laguna Canyon Road
                            Irvine, California 92618

         The Issuer is a California corporation.

ITEM 2. IDENTITY AND BACKGROUND

         (a)      Name of person filing this statement:

                  The name of the person filing this report is Charles E. Bradley, Sr. (the "REPORTING PERSON").

         (b)      Business address:

                  c/o Stanwich Partners, Inc.
                  62 Southfield Avenue
                  One Stamford Landing
                  Stamford, CT 06902

         (c)      Present principal occupation:

                  President of Stanwich Partners, Inc., an investment and business consulting firm; Chairman of the Board of Reunion Industries, Inc., a diversified manufacturing company; and President of Stanwich Financial Services Corp., which is engaged in the structured settlement and investment business.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      Citizenship - United States of America.

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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  In March, 2001 the reporting person sold 25,000 shares of Common Stock to the Issuer at a price of $1.88 per share. In December, 2000 the reporting person sold 315,152 shares of Common Stock to the Issuer at a price of $1.98 per share.

                  In June, 2000 Stanwich Financial Services Corp. ("SFSC") acquired 103,500 shares of Common Stock from the Issuer, as additional consideration for a $1,500,000 loan made by SFSC to the Issuer in September, 1999. SFSC used its own funds for such transaction. Such shares were valued at $1.93 per share, as determined by the Issuer's Board of Directors. In March, 2001 the Issuer prepaid a $4,000,000 Covertible Promissory Note held by SFSC. The prepayment of such Convertible Promissory Note terminated the right to convert the Note into 1,333,333 shares of Common Stock. As described in Item 5, the reporting person may be deemed to be the beneficial owner of the securities owned by SFSC.

                  The reporting person's beneficial ownership percentage with respect to the Common Stock has declined to 18.3%, as reported in this Amendment, from 30.3%, as reported in his previous Amendment, as a result of the net effect of (1) the transactions reported above in this
         Item 3 and (2) a net increase in the number of outstanding shares of Common Stock.

ITEM 4.PURPOSE OF THE TRANSACTION.

                  The acquisition of shares of Common Stock described in Item 3, above, was made for investment purposes. The purpose of the sale of shares and the prepayment of the Note described in Item 3, above, was to convert a portion of the investment in the Issuer into cash.

                  None of subparts (a) through (j) of Item 4 is applicable, except that (i) with respect to subpart (d), the reporting person did not stand for reelection as director of the Issuer at its annual meeting of shareholders held in July, 2001, (ii) with respect to subpart (a), shares of the Issuer's Common Stock will be issuable to SFSC if SFSC exercises the conversion rights described in Item 5, below and (iii) with respect to subpart (a), the reporting person may buy and sell shares of Common Stock in the future. The reporting person has pledged 1,575,000 shares of Common Stock to Sovereign Bank to secure the repayment of a loan. Such loan is past due. The reporting person expects that the Bank will sell or require him to sell some or all of such pledged shares over time and apply the proceeds therefrom to the repayment of such loan.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The reporting person beneficially owns or may be deemed to own an aggregate of 3,581,667 shares of the Issuer's Common Stock (the "BENEFICIALLY OWNED SHARES"). The Beneficially Owned Shares constitute 18.3% of the issued and outstanding shares of such Common Stock.

                  (b) Number of shares as to which the reporting person has:

                           (i)      sole power to vote or to direct
                                    the vote:                            675,297

                           (ii)     shared power to vote or to direct
                                    the vote:                          2,698,880

                           (iii)    sole power to dispose or to direct
                                    the disposition of:                   11,338

                           (iv)     shared power to dispose or direct
                                    the disposition of:                3,362,839

                  Of the Beneficially Owned Shares, 207,490 shares are owned by the reporting person's spouse. He has no voting or dispositive power as to these shares. The Beneficially Owned Shares include 646,959 shares that are owned by SFSC and 50,832 shares that are owned by Stanwich Partners, Inc. ("SPI"). The reporting person is the President, the sole director and the sole stockholder of SFSC. The reporting person is the President, director and the owner of a majority of the outstanding shares of the voting stock of SPI. Because of these relationships, for purposes of Regulation 13D, the reporting person may be deemed to be the beneficial owner of the shares of Common Stock and other securities owned by SFSC and SPI.

                  On December 15, 1999 the reporting person granted an option to Charles E. Bradley, Jr., his son and the President of the Issuer, to purchase 600,000 of the reporting person's Beneficially Owned Shares for a price of $0.625 per share. This option expired on June 30, 2001.

                  In addition, SFSC is the holder of seven partially convertible subordinated notes (the "1997 CONVERTIBLE NOTES") in the aggregate principal amount of $15,000,000 issued by the Issuer to SFSC as of June 12, 1997. SFSC has the right to convert an aggregate of $3,000,000 of the principal of the 1997 Convertible Notes into 252,949 of Common Stock (a conversion price of $11.86 per share) on June 12, 2004 (the maturity date of such notes) or, if earlier, the date on which such notes are prepaid. The shares subject to the conversion rights under the 1997 Convertible Notes are not included in the Beneficially Owned Shares because such rights are not exercisable within 60 days of the date of this Amendment.

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                  (c) No transactions in the Common Stock were effected in the past 60 days by the reporting person, except as described in this filing.

                  (d) Certain of the Beneficially Owned Shares are pledged, as described in Item 6, below. Under the terms of such pledges, upon the occurrence of a default thereunder, the pledgees have the right to receive dividends on and the proceeds from the sale of such pledged shares.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Certain of the Beneficially Owned Shares are pledged, as described in this Item. The reporting person has pledged 1,575,000 shares of Common Stock to Sovereign Bank to secure a loan to him that is in default. He has also pledged 1,073,048 shares of Common Stock to PNC Capital Corp. and Bank One Capital Partners Corporation to secure certain indebtedness of DeVlieg-Bullard, Inc. that is in default. SFSC, SPI and the reporting person have pledged 543,459 shares, 50,832 shares and 17,000 shares, respectively, of Common Stock to Bank of America, N.A. (for itself and as agent for certain other lenders) to secure certain of indebtedness of Reunion Industries, Inc. SFSC has also pledged 103,500 shares of Common Stock to Lurie, Zepeda, Schmalz & Hogan ("LZS&H"), its law firm, to secure the payment of legal fees incurred in connection with certain pending litigation. Under the terms of such pledges (other than the pledge to LZS&H), upon the occurrence of a default, the pledgees may exercise voting rights with respect to the pledged shares


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         None

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SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 31, 2001                                   /s/ Charles E. Bradley, Sr.
                                                   -----------------------------
                                                   Name: Charles E. Bradley, Sr.






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